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KEVIN J. YOURMAN (147159)
JAMES E. TULLMAN (175008)
WEISS & YOURMAN
10940 Wilshire Blvd.
24th Floor
Los Angeles, CA  90024
(310) 208-2800

Attorneys for Plaintiffs

(Additional Counsel Appear on Signature Page)


                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                         FOR THE COUNTY OF LOS ANGELES


ARTHUR GOLTZ and MURRAY ZUCKER, on )  Case No.
behalf of themselves and all       )
others similarly situated,         )  CLASS ACTION
                                   )
          Plaintiffs,              )  CLASS ACTION COMPLAINT FOR
                                   )  BREACH OF FIDUCIARY DUTIES
     vs.                           )
                                   )  Plaintiffs Demand
LORAL CORPORATION, BERNARD L.      )  Trial By Jury
SCHWARTZ, FRANK C. LANZA, HOWARD   )
GITTIS, ROBERT B. HODES, GERSHON   )
KEKST, CHARLES LAZARUS, MALVIN A.  )
RUDERMAN, E. DONALD SHAPIRO, ALLEN )
M. SHINN, THOMAS J. STANTON, JR.,  )
DANIEL YANKELOVICH, MICHAEL P.     )
DEBLASIO, ROBERT V. LAPENTA,       )
MICHAEL B. TARGOFF,                )
                                   )
          Defendants               )
__________________________________



     Plaintiffs, by their attorneys, allege upon information and belief, except as to the allegations which are alleged upon personal knowledge, as follows:

                             NATURE OF THE ACTION

     1. This is a class action lawsuit on behalf of the stockholders of Loral Corporation ("Loral" or the "Company") who have been, and continue to be, deprived of the opportunity to
















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fully realize the benefits of their investment in Loral as a result of defendants' insincere attempt to put the Company up for auction or consider offers by other companies to acquire the Company. Defendants' conduct constitutes breach of defendants' fiduciary duties to maximize shareholder value and an unlawful scheme and attempt by defendants to entrench themselves in positions of control at the expense of the Company's shareholders.

                                    PARTIES

     2. Plaintiff Murray Zucker is the owner of shares of Loral common stock and has been the owner of such shares during the relevant time period.

     3. Plaintiff Arthur Goltz is the owner of shares of Loral common stock and has been the owner of such shares during the relevant time period.

     4. Defendant Loral is a leading supplier of electronic surveillance systems, electronic warfare systems, military equipment, microwave components, telecommunications equipment, electronic components, aircraft navigation systems, aircraft simulators and services to the U.S. and allied defense departments. Loral has a work-force of 39,000 employees and an estimated revenue of 6.4 billion in 1995. Two of Loral's major offices and facilities are in California, including one in Rancho Santa Margarita, employing 1,100 people and one in Camarillo, California which employs 75 people. Loral maintains its corporate headquarters at 600 Third Avenue, New York, New York,












































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10016.  Loral stock trades over the New York Stock Exchange under ticker symbol ("LOR").

     5. Defendant Bernard L. Schwartz ("Schwartz") is and was at all relevant times the Chief Executive Officer and Chairman of the Board of Loral. Schwartz is the beneficial owner of $3.7 million shares of Loral common stock and has served as a director since 1972. Schwartz will receive an $18 million dollar bonus for his efforts when the buy-out with Lockheed is consummated.

     6. Defendant Frank C. Lanza ("Lanza") is and was at all relevant times the President and Chief Operating Officer of Loral and has served as a director since 1981.

     7. Defendants Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., and Daniel Yankelovich were at all relevant times directors of Loral and owed fiduciary duties of care, loyalty and candor to Loral's public shareholders.

     8. Defendants Michael P. Deblasio, Robert V. LaPenta and Michael B. Targoff were at all relevant times officers of Loral and owed fiduciary duties of care, loyalty and candor to Loral's public shareholders.

     9. By reason of their corporate positions and because of their ability to control the business and internal affairs of Loral, the officer and director defendants (collectively referred to herein as the "Individual Defendants") owe Loral shareholders, including plaintiffs and all others similarly situated, fiduciary









































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obligations of fidelity, trust, loyalty and due care.  Accordingly, said defendants were, and are, required to use their utmost ability to control and manage the Company in furtherance of the best interests of the Company's stockholders. In addition, each of the officer and director defendants owes Loral shareholders the fiduciary duty to exercise due care and diligence, as well as the highest obligations of good faith and fair dealing. Furthermore, each of the officer and director defendants owes to the Company and its stockholders the fiduciary duty to assure that all reasonable offers or overtures to purchase the Company are conveyed to the full board of directors, to entertain, encourage, evaluate and pursue any bona fide offers or expressions of interest to purchase the Company's outstanding stock or other merger transactions in a manner that will maximize shareholder value.

     10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS

     11. This action seeks to enjoin the breach of fiduciary duties owed to Plaintiffs and the Class by Loral and the Individual Defendants in connection with the prospective merger, acquisition, or other business combination involving Loral.










































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Plaintiffs also seek appropriate relief to ensure that a merger, acquisition, or other business combination or alternative transaction is not foreclosed by Loral and the Individual Defendants, that the Individual Defendants properly inform themselves with respect to all such transactions, and that the Individual Defendants take all necessary and appropriate action to ensure that plaintiffs and the Class receive the maximum value for their Loral securities in any sale or liquidation of the Company.

     12. Plaintiffs bring this case on their own behalf and as a class action, pursuant to applicable rules of the California Rules of Civil Procedure, on behalf of all stockholders of the Company, or their successors in interest, who are similarly situated and who are or may be deprived of the opportunity to maximize the value of their Loral securities by the wrongful acts of the defendants described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

     13.  This action is properly maintained as a class action.

     14. The class is so numerous that joinder of all members is impracticable. The Company has over 4500 stockholders of record and has over 172 million shares outstanding as of October 31, 1995.

     15. Questions of law and fact common to the class predominated over questions affecting any individual class member. The common questions include, inter alia, whether:










































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          a.   defendants have breached the fiduciary duties owed by them to plaintiffs and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in connection with the sale of Loral;

          b. the individual defendants have acted to entrench themselves in their office and deprive Loral public shareholders of the maximum value of their holdings;

          c. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiffs and other members of the Class;

          d. defendants engaged in a plan and scheme to thwart interested companies from participating in bidding on Loral; and

          e. plaintiffs and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein, and, if so, the proper remedy and/or measure of damages.

     16. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class, and plaintiffs have the same interests as the other members of the Class.

     17. The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer









































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damages to bring separate actions in various parts of the country.

                            SUBSTANTIVE ALLEGATIONS

     18. On January 8, 1996, the Loral Board of Directors announced that Lockheed Martin ("Lockheed") agreed to acquire a majority of Loral's assets. Lockheed will pay $7 billion in cash or $38.00 for each Loral share through a tender offer due to begin January 12, 1996. It will also assume $2.1 billion in debt. Lockheed will consume Loral's core defense electronics and systems integration businesses. The remaining satellite and telecommunications business will be reorganized into a new company called Loral Space and Communications Corp., in which Lockheed is also buying a 20% stake for $344 million. Loral shareholders will get $38.00 a share plus one share in Loral Space for every share of Loral, equalling a total of $45.50 for each share owned.

     19. The members of the Loral Board of Directors possessed conflicts of interest which should have prevented them from voting on the buy-out. Two of the members on the Board discussed employment terms with Lockheed Martin and will enjoy positions in Lockheed Martin after the merger. Nevertheless, the Board determined that it was not necessary to appoint a committee of independent directors or an unaffiliated representative to act on behalf of the shareholders of the Company for the purposes of negotiating the terms of the Merger Agreement.











































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     20.  The scheme of Schwartz and Lanza to entrench themselves in positions of power and prestige was accomplished. According to a January 9, 1996 report in the Los Angeles Times: "Both men will remain with Lockheed after the merger. Schwartz will be a vice chairman of Lockheed Martin and Lanza will be an executive vice president of the corporation and chief operating officer of its new tactical systems unit."

     21.  Furthermore, a January 9, 1996 New York Times article reported:
"One clear benefit of the acquisition is that it will produce a fortune for Mr. Schwartz, who earned $6.24 million in compensation last year. He owns stock that is now worth about $160 million."

     22. Finally, Bloomberg News reported that: as holder of 2% of Loral stock, Schwartz stands to make almost $70 million from this merger.

     23. On Thursday, January 11, 1996, Loral set a 10 day window for any potential rival offer to the buy-out deal with Lockheed. Such an attempt to attract outside bidders is facile and does not adequately fulfill defendants' fiduciary duties to shareholders in light of the fact that talks with Lockheed Martin had been conducted for over 4 months. No doubt exists that defendants' 10-day window for potential offers was merely a vacuous attempt to convince Loral shareholders that defendants were acting in the shareholders' best interests. Thus, any company which was actually interested in making an offer for











































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Loral would need much more time than 10 days to adequately investigate and analyze the company.

     24. Furthermore, Loral announced that its stockholder rights plan, which spells out investor rights during a takeover, will take effect on January 22, 1996. The plan contains a "poison pill" defense against hostile takeover.

     25. The Poison Pill, a typical anti-takeover provision, would allow Loral stockholders to buy stock at a 50 percent discount if another company tries to acquire at least 20 percent of Loral. The maneuver would dilute the holdings of the Company attempting the takeover, making the buy-out too expensive.

     26. Loral said it has amended the stockholders' rights plan to exempt Lockheed Martin, thus disabling the right of shareholders to effectively object to the Lockheed Martin buy-out.

     27. Furthermore, the Poison Pill has the effect of precluding the successful completion of any other offer for Loral, no matter how attractive because, under the Poison Pill, the Loral Board of Directors must approve any offer. Thus, the Poison Pill enacted by defendants in effect eliminated the likelihood of any bona fide offer to purchase the Company for adequate consideration, thereby denying the Company's shareholders an opportunity to make their own choice as to the fate of the Company that they own.

     28. The Poison Pill is just one of the many tactics that the defendants have used to maintain control of the Company, and










































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to deny shareholders the opportunity to maximize returns by making informed investment decisions.

     29. Moreover, the agreement between Loral and Lockheed Martin provides, among other things, that in the event that Loral terminates the agreement, it would be required to pay Lockheed Martin a fee (or penalty) of $175 million dollars and as much as $45 million in additional expenses. Thus, in order for another company to effectively bid for Loral, it would have to pay a price of $220 million above the value of the Company, effectively ruling out any serious chance for a fair and free auction for Loral.

     30. On January 12, 1996 The Orlando Sentinel reported that: "Loral's action Thursday came in the wake of speculation that another aerospace giant - McDonnell Douglas Corp. of St. Louis - may be considering a counter-offer for Loral."

     31. By failing to entertain a meaningful public auction of Loral as well as thwarting outside buyers' ability to bid on Loral, the defendants were acting to the detriment of the best interests of the Company's public shareholders.

                      CAUSE OF ACTION AGAINST DEFENDANTS

     32. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiffs and the other members of the Class, are attempting unfairly to deprive plaintiffs and other members of the Class of the true value of their investment in Loral.









































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     33.  Defendants owe fundamental fiduciary obligations to the Company's shareholders to take all necessary and appropriate steps to maximize the value of their shares, including considering, encouraging and accepting outside bids that would maximize the value of the stock owners' holdings in Loral. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Loral's public stockholders will be protected. Defendants are obliged to seriously consider any bona fide offers for the Company and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest price is achieved. Furthermore, the Individual Defendants must adequately ensure that no conflict of interest exists between their own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company's public stockholders.

     34. By failing to entertain a meaningful public auction of Loral, as well as thwarting outside companies' ability to bid on Loral, the Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the best interests of the Company's public shareholders.

     35. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as










































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part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting to unfairly deprive plaintiffs and the other members of the Class of the premiums they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers. The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Loral except on terms which would further their own personal interests.

     36. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Loral and, thereby, entrench themselves in their jobs and emoluments of office within the Company.

     37. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and Loral's senior management.

     38. As a result of defendants' actions, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Loral's assets and businesses and/or have been and will










































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be prevented from obtaining a fair and adequate price for their shares of
Loral's common stock.

     39. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Loral.

     40. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which the defendants' action threaten to inflict.
     41. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Loral at a substantial premium, all to the irreparable harm of plaintiffs and the other members of the Class.

     42.  Plaintiffs and the Class have no adequate remedy at law.

     WHEREFORE, plaintiffs demand judgment as follows:

          (a) Declaring this to be a proper class action and certifying plaintiffs as class representatives;












































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          (b)  Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

               (i) cooperate fully with any entity or person, having a bona fide interest in proposing any transaction that would maximize shareholder value, including but not limited to, a buy-out or takeover of the Company;

               (ii) immediately undertake an appropriate evaluation of Loral's worth as a merger/acquisition candidate;

               (iii) take all appropriate steps to enhance Loral's value and attractiveness as a merger/acquisition candidate;

               (iv) take all appropriate steps to effectively expose Loral to the marketplace in an effort to create an active auction of the Company;

               (v) act independently so that the interests of the Company's public shareholders will be protected; and

               (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Loral;

          (c) Enjoining the use of the Poison Pill and imposition of the $175 million penalty fee;











































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          (d)  Enjoining the complained of transaction or any related transaction;

          (e) Appointing an independent committee of unaffiliated directors to consider the Lockheed Martin proposal or other possible business combinations or alternative transactions;

          (f) Ordering the Individual Defendants jointly and severally to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transaction alleged herein;

          (g) Declaring that Loral aided and abetted and substantially participated in the individual defendants' breach of fiduciary duties;

          (h) Awarding plaintiffs the cost and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

          (i) Granting such other and further relief as may be just and proper.

















































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                                  JURY DEMAND
     Plaintiffs demand a trial by jury of all issues so triable.
Dated:      January 21, 1996

KEVIN J. YOURMAN (147159)
JAMES E. TULLMAN (175008)
WEISS & YOURMAN


/s/ Kevin J. Yourman
    Kevin J. Yourman

10940 Wilshire Blvd.
24th Floor
Los Angeles, CA  90024
(310) 208-2800

EDWARD P. DIETRICH
MICHAEL D. BRAUN
STULL STULL & BRODY
10940 Wilshire Blvd.
23rd Floor
Los Angeles, CA  90024
(310) 209-2468

Counsel for Plaintiffs



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